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Exhibit 12.1

Statement Regarding Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
	2004	2003	2002	2001	2000
Dutch GAAP
Income before taxes	1,097	675	950	924	842
Restatement					(81)

New income before taxes	1,097	675	950	924	761
Income tax	(428)	(368)	(341)	(335)	(282)
Net result from investments in affiliates	(3)	(6)	(5)	(1)	(4)
Minority interests	1	(1)	(5)	(3)	(2)

Net income	667	300	599	585	473
Fixed charges
Interest expense	111	111	126	114	100
Rentals: interest portion*	62	73	63	60	50

Subtotal	173	184	189	174	150
Interest capitalized	0	0	0	0	0
Preferred stock dividend/accretion	0	0	0	0	0

Total fixed charges	173	184	189	174	150
Pre-tax income	1,270	859	1,139	1,098	911
Ratio of earnings to fixed charges	7.3	4.7	6.0	6.3	6.3

*
Based on a reasonable approximation of the interest factor of the underlying rental contracts

	Year Ended December 31,
	2004	2003	2002	2001	2000
U.S. GAAP
Income before taxes	1,106	666	1,055	839	661
Income tax	(390)	(327)	(328)	(351)	(247)
Net result from investments in affiliates	(3)	(6)	(5)	(1)	(4)
Minority interests	1	(1)	(5)	(3)	(2)

Net income	714	332	717	484	408
Fixed charges
Interest expense	111	111	126	114	100
Rentals: interest portion*	62	73	63	60	50

Subtotal	173	184	189	174	150
Interest capitalized	0	0	0	0	0
Preferred stock dividend/accretion	0	0	0	0	0

Total fixed charges	173	184	189	174	150
Pre-tax income	1,279	850	1,244	1,013	811
Ratio of earnings to fixed charges	7.4	4.6	6.6	5.8	5.6

*
Based on a reasonable approximation of the interest factor of the underlying rental contracts

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  Exhibit 12.1
Statement Regarding Computation of Ratios of Earnings to Fixed Charges